OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Middle Market Transactions, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1401 S. Brentwood Blvd., Suite 600

(No. and Street)

St. Louis   **MO**   **63144**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick C. Nolan   **217-855-0202**   pnolan@nolanassoc.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kerber, Eck & Braeckel LLP

(Name – if individual, state last, first, and middle name)

3200 Robbins Road, Suite 200A	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

10/22/2003   **718**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick C. Nolan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Middle Market Transactions, Inc. _____, as of 12/31 _____, 20 24 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
BARBARA J NOON
Notary Public, State of Illinois
Commission No. 705979
My Commission Expires October 15, 2028

Barbara J Noon
Notary Public

Signature: *Patrick C. Nolan*

Title:
Chairman & CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Middle Market Transactions, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

12/31/2024

Contents



Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

P 217.789.0960
F 217.789.2822

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Middle Market Transactions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Middle Market Transactions, Inc. (an Illinois corporation) as of December 31, 2024, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, and the related notes and supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Middle Market Transactions, Inc. (the Company) as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of Middle Market Transactions, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber Eck + Braeckel LLP

We have served as Middle Market Transactions, Inc.'s auditor since 2017.

Springfield, Illinois
February 21, 2025

Middle Market Transactions, Inc.
Statement of Financial Condition
12/31/2024

ASSETS

Cash	$	173,394
Prepaid Finra Fees	$	3,683
TOTAL ASSETS	$	177,077

LIABILITIES & EQUITY

Liabilities

Accrued Payroll Taxes	$	400
Accrued Expenses	$	2,857
TOTAL LIABILITIES	$	3,257

Ownership Equity

Common Stock, 1000 authorized, issued and outstanding	$	1,000
Additional Paid in Capital	$	42,489
Retained Earnings	$	130,331
TOTAL EQUITY	$	173,820
TOTAL LIABILITIES & EQUITY	$	177,077

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Income
For the year ended 12/31/2024

Income		
Success Fees	$	2,787,210
Total Income	$	2,787,210
Expense		
Global Relay	$	2,152
Legal Fees	$	7,200
NRS Fees	$	3,299
Payroll Taxes	$	58,810
Professional Fees	$	30,691
Referral Expense	$	82,577
Regulatory	$	15,839
RMT Compliance	$	21,000
Shared Expense	$	207,251
Wages	$	2,365,000
Small Business Replacement Tax	$	209
Miscellaneous	$	1,453
Total Expense	$	2,795,481
Net Ordinary Loss	$	(8,271)
Other Income/Expense		
Interest & Dividend Income	$	48,194
Total Other Income/Expense	$	48,194
Net Income	$	39,923

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Changes in Ownership Equity
For the year ended 12/31/2024

| | Common Stock | | Additional Paid-in- Capital | Retained Earnings | Total Ownership Equity |
	Shares	Amount	Amount	Amount	Amount
Balance at January 1, 2024	1,000	$ 1,000	$ 42,489	$125,408	$ 168,897
Shareholder Distributions	-	-	-	(35,000)	(35,000)
Net Income	-	-	-	39,923	39,923
Balance at December 31, 2024	1,000	$ 1,000	$ 42,489	$130,331	$ 173,820

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Cash Flows
For the year ended 12/31/2024

OPERATING ACTIVITIES
Reconciliation of net income to net cash
used by operating activities

Net Income	$	39,923
Increase in Prepaid FINRA Fees		(2,467)
Decrease in Accrued Payroll Taxes		(184,401)
Decrease in Accrued Expenses		(15,101)
Net cash used by Operating Activities		(162,046)

INVESTING ACTIVITIES

Net cash used in Investing Activities

FINANCING ACTIVITIES

Shareholder Distributions		(35,000)
Net Cash used in Financing Activities		(35,000)
Net cash decrease for Year		(197,046)
Cash at beginning of Year		370,440
Cash at end of Year	$	173,394

The accompanying notes are an integral part of this financial statement.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Middle Market Transactions, Inc. (the Company) was incorporated in the State of Illinois effective August 11, 2004 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, headquartered in St. Louis, Missouri, offers merger and acquisition services to sellers of privately held middle market companies, and is a member of FINRA. The Company, pursuant to SEC footnote 74, is considered a Non-Covered firm for exemption purposes and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3). Business activities are exclusive to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company, along with a related entity through common ownership, Patrick C. Nolan & Assoc. Ltd. (Nolan), contracts with entities seeking merger and acquisition services and receives a Success Fee upon closing of a transaction. The contracts with these entities provide for a single performance obligation, which is to complete the merger or acquisition transaction. The Company has a revenue sharing agreement with Nolan that provides a Success Fee in the calendar year a transaction is closed. The Company recognizes the Success Fee at the point in time the transaction has closed and the Success Fee paid.

From time to time, the Company is able to negotiate an earnout for the Sellers into their Sale Agreement. The earnout is a contingent fee payable to the Sellers upon the Selling company meeting certain operating thresholds post-closing. Earnout periods are usually 1-2 years in duration. The Earnout Revenue is a post-closing Success Fee and is recognized as such in the year received. In 2024, the Company did not receive any Earnout Revenue Success Fees.

Income taxes

The Company, with the consent of stockholders, has elected pursuant to the Internal Revenue Code to be taxed as an S corporation. Accordingly, the income taxes on the net earnings for the year are payable personally by the stockholders and no provision has been made for Federal income taxes. The Company is subject to the Illinois replacement income tax, which is 1.5% of taxable income. It is also subject to the Missouri Non-Resident Individual Withholding Tax, which is 4.95% of income apportioned to Missouri.

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the balance sheet date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no interest or penalties paid in 2024.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 21, 2025, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $136,144 which was $131,144 in excess of its minimum required net capital of $5,000.

In addition, the Company's ratio of aggregate indebtedness to net capital did not exceed 15 to 1 at December 31, 2024.

NOTE C - RELATED PARTY TRANSACTION

Revenue/Expense Sharing Agreement

Since January 1, 2023 the Company's revenues have been shared 55%, wired directly from the client to the Company, and 45% wired directly from the client to Nolan & Associates, Inc. in accordance with the Revenue/Expense Sharing Agreement on that date. Nolan & Associates, Inc. estimates that 75% of work on all client assignments is performed before an LOI is signed and transaction type (Security/Stock or Asset) is determined. From the LOI date, the Company handles the Security/Stock transactions and Nolan & Associates, Inc. handles the Asset Transactions.

Certain line-items of Nolan & Associates, Inc.'s expenses are shared with the Company in accordance with the Revenue/Expense Sharing Agreement dated January 1, 2023. During the year ended December 31, 2024, the Company recorded expenses of $207,251 in accordance with this agreement.

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,257
Percentage of Aggregate Indebtedness to Net Capital	2.39%

Computation of Net Capital

Stockholder's Equity $173,820

Non-Allowable Assets
Clearance Account to BDs	$ 33,993
Prepaid Expenses	3,683

Total Non-Allowable Assets $ 37,676

Net Allowable Capital $136,144

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 217
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	$ 131,144

There are no significant differences between the computation above and the computation filed with the December 31, 2024 Focus IIA.

11



Middle Market Transactions, Inc.

Exemption Statement and
Report of Independent Registered Public Accounting Firm

December 31, 2024



Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

P 217.789.0960
F 217.789.2822

Report of Independent Registered Public Accounting Firm

To Pat C. Nolan, Chairman
Middle Market Transactions, Inc.

We have reviewed management's statements, included in the accompanying Exemption Statement for FYE December 31, 2024, in which (1) Middle Market Transactions, Inc. (the Company) identifies itself as a Non-Covered firm pursuant to Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5 (Footnote 74), due to the Company limiting its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for its clients and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth for Non-Covered firms pursuant to the Securities and Exchange Act of 1934.

Kerber Eck + Braeckel LLP

Springfield, Illinois
February 21, 2025



January 25, 2025

Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, Illinois 62704

RE: Exemption Statement for FYE December 31, 2024

Please be advised that Middle Market Transactions, Inc. for the period of January 1, 2024 through December 31, 2024 is considered a Non-Covered firm pursuant to SEC footnote 74 for Exemption purposes. Middle Market Transactions, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), and does business on a limited basis (limiting its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients). Middle Market Transactions, Inc.'s past business has been of similar nature and has complied with this exemption since registered as a broker dealer.

Patrick C. Nolan, the Chairman of Middle Market Transactions, Inc. has made available to Kerber, Eck & Braeckel, LLP all records and information including all communications from regulatory agencies received through the date of this review December 31, 2024.

Patrick C. Nolan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Middle Market Transactions, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (217) 855-0202.

Very truly yours,

Middle Market Transactions, Inc.

Patrick C. Nolan

Patrick C. Nolan
Chairman & Chief Compliance Officer